SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)
SAVANNAH FOODS & INDUSTRIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
804795102
(CUSIP Number)
Check the following box if a fee is being paid with this
statement.
(A fee is not required only if the filing person: (1) has a
previous
statement on file reporting beneficial ownership of more than five percent of
the class of securities described in Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial ownership of five percent or less of
such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter the
disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).
(Continued on following pages(s))
CUSIP NO. 804795102  13G
1.  NAME OF REPORTING PERSON
Savannah Foods & Industries, Inc. Employee Stock Equity Plan &
Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
0
6.  SHARED VOTING POWER
2,687,908
7.  SOLE DISPOSITIVE POWER
0
8.  SHARED DISPOSITIVE POWER
2,687,908
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,687,908
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.2
12.  TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
FOOTNOTE (1)
Of the 3,962,602 total shares held by   NationsBank
Corporation, 2,687,908 shares are held by the Savannah Foods and
Industries,
Inc. Employee Stock Equity Plan and Trust created pursuant
thereto ("ESOP"), of
which NationsBank of Georgia, N.A., serves as Trustee (the
"Trustee"). Under
the terms of the ESOP, as     amended, the Trustee is to vote the
allocated shares
held by
the ESOP in accordance with instructions received from the ESOP participants and to dispose of the allocated shares in connection with tender offers in accordance with directives received from the ESOP participants. Savannah Foods and Industries, Inc. shall instruct the Trustee on how to vote the allocated shares of the Company's stock held in a suspense account in accordance with
Section 6.1 of the ESOP. If voting instructions are not timely received with respect to allocated shares, the Trustee, may, at its direction, vote any such shares. With respect to allocated shares, if no directives or invalid directives are received in connection with tendering shares, the Trustee is to treat such shares as if the participants instructed the Trustee not to dispose of such shares. With respect to unallocated shares, the Trustee is to vote such shares in connection with tender offers in the same manner and in the same proportion as the allocated shares with respect to which the Trustee received valid directives are disposed. The actions and duties of the Trustee pursuant to the provisions of the Plan and Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement
Income Security Act of 1974.
A separate filing on Schedule 13G dated the date hereof has been filed by the
Trustee and certain of its affiliates with respect to the 3,962,602 shares.
SCHEDULE 13G
Item 1(a) Name of Issuer:
Savannah Foods & Industries, Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:

P.O. Box 339
Savannah, Ga. 31402
Item 2(a) Name of Person(s) Filing:
Savannah Foods & Industries, Inc. Employee Stock Equity Plan &
Trust
Item 2(b) Address of Principal Business Office or, if none,
Residence:
c/o NationsBank of Georgia, N.A.
600 Peachtree Rd. N.E.
55th Floor
Atlanta, Ga. 30308
Item 2(c) Citizenship:
Georgia
Item 2(d) Title of Class of Securities:
Newclass
Item 2(e) CUSIP Number:
804795102
Item 3    If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b),
check whether the person filing is a:
(a)  Broker or Dealer registered under Section 15
of the Act
(b)  Bank as defined in Section 3(a)(6) of the Act
(c)  Insurance Company as defined in Section
3(a)(19) of the Act
(d)  Investment Company registered under Section 8
of the Investment
Company Act
(e)  Investment Advisor registered under Section
203 of the
Investment Advisors Act of 1940
(f) X Employee Benefit Plan, Pension Fund which is
subject to the
provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section
240.13d-1(b)(1)(ii)(F)
(g)  Parent Holding Company in accordance with Sub-
section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)  Group, in accordance with Sub-section 240.13d-
1(b)(1)(ii)(H)
Item 4    Ownership:
With respect to the beneficial ownership of the reporting
entity as of
12/31/94, see Items 5 through 11, inclusive, of the respective cover
pages of this Schedule 13G applicable to such entity which
are incorporated
herein by reference.
Item 5    Ownership of Five Percent or Less of a Class:
As of 12/31/94, the percentage of Savannah Foods & Industries,
Inc. common
stock that was held by NationsBank of Georgia, N.A. as Trustee of the Savannah
Foods & Industries, Inc. Employee Stock Equity Plan & Trust was
less than 5%.
Item 6    Ownership of More Than Five Percent on Behalf of
Another
Person:
The information reported in the footnote to the cover page
hereto is
incorporated by reference.
To the best of the undersigned's knowledge and belief, no one person has an
economic interest relating to more than 5% of the class of
reported shares.
The reported shares are held in various fiduciary accounts,
and accordingly,
dividends, and the proceeds of such shares, are payable to
other persons,
including such accounts, the beneficiaries or settlors
thereof or a combination
of such persons. In certain instances, other persons
(including beneficiaries
and settlors) may be deemed to have the power to direct
receipt of dividends or
the proceeds of the sale of shares reported herein. To the
best of the
undersigned's knowledge and belief, no one other person has
such an
economic interest relating to more than 5% of the class of
reported shares.
Item 7    Identification and Classification of the Subsidiary
Which Acquired
the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the
securities referenced to the above were acquired in the
ordinary course of
business and were not acquired for the purpose of and do not have the effect
of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in
any transaction
having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true,
complete and correct.
SAVANNAH FOODS & INDUSTRIES,INC. EMPLOYEE STOCK EQUITY PLAN &
TRUST
By: NATIONSBANK OF GEORGIA, N.A., Solely in its Capacity as
Trustee
Date: February 15, By:
1995
Signature
Mary Jo Inglett/Compliance Officer Name/Title
mji